United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: March 25, 2011

IR Contact Information ir@gruma.com (52)(81) 8399-3349
Monterrey, N.L., Mexico, March 25, 2011	www.gruma.com

STANDARD & POOR'S UPGRADES GRUMA TO 'BB-'

FROM 'B+'AFTER DEBT PREPAYMENT; OUTLOOK POSITIVE

''Overview

  On Feb. 18, 2011, Gruma made an early payment of a substantial portion of its debt.

  We are upgrading Gruma to 'BB-' from 'B+' and removing the ratings from CreditWatch.

  A longer track record of prudent corporate governance and risk management could lead to an upgrade.

Rating Action
On March 25, 2011, Standard & Poor's Ratings Services raised its ratings on Mexico-based tortilla and corn-flour producer GRUMA S.A.B. de C.V. (Gruma), including raising the long-term corporate credit rating to 'BB-' from 'B+'. We also removed the ratings from CreditWatch Positive, where they were placed Jan. 24, 2011. The outlook is positive.

Rationale
The rating action follows Gruma's substantial debt reduction using the proceeds of the sale of its stake in Grupo Financiero Banorte S.A.B. de C.V. (GFNORTE), which allowed the company to improve its capital structure and financial profile.

On Feb. 15, 2011, Gruma concluded the sale of its 8.8% stake in GFNORTE, receiving net proceeds of Mexican pesos 9.0 billion, which together with short-term credit lines and cash in hand, was used to prepay about 50% of its debt. After the debt prepayment, the company also cancelled the pledges granted to these loans and the perpetual bonds.

Gruma improved its key financial metrics through this debt prepayment at the beginning of the year. Its pro-forma adjusted total debt-to-EBITDA ratio was 2.4x as of Dec. 31, 2010. We expect Gruma to maintain this ratio at less than 3.0x, while EBITDA interest coverage and funds from operations-to-total debt ratios should improve to around 4.5x and 30%, respectively, even without the Venezuelan operations. The cash flow from this country remains uncertain given the possibility of nationalization this year.

The ratings on Gruma continue to reflect an aggressive financial profile and its exposure to external factors affecting its operations, such as commodity prices and conditions in Venezuela. The company's satisfactory business profile, including its leading position as a corn-flour and tortilla producer; strong brand recognition; and geographically diversified cash flow mitigate these factors. We will continue to monitor Gruma's risk tolerance, financial governance, and growth strategies, as well as its operating performance in an environment of high raw-material price volatility.

Gruma is one of the world's leading tortilla and corn-flour producers, with operations in the U.S., Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 100 countries worldwide. The company is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour.

We expect Gruma to post stable sales volume in most of the countries in which it operates, with mid-single-digit revenue growth (excluding Venezuela), given some expected price increases. We will continue to monitor the effect that current high corn-price volatility has on the company's profitability measures. Gruma should be able to mitigate this risk through anticipated purchases and corn-hedging strategies. We believe the company will continue to evaluate different growth opportunities and re-establish its dividend payment policy, which could require additional external funding.

Liquidity
Gruma's liquidity is less than adequate in our opinion. As of Dec. 31, 2010, the company reported cash in hand of $1.7 million. We expect the company to generate positive free operating cash flow of around $40 million in 2011 (without Venezuela), which compares to short-term debt of $156 million. This debt is mainly comprised of revolving credit lines, which we expect Gruma to roll-over.

Gruma faces no significant debt maturities in the coming years, as it improved its debt-maturity profile using the proceeds of the sale of GFNORTE's shares. This strategy also allowed the company to remove restrictive financial and operating conditions related to those credit agreements. In addition, the company recently negotiated a $225 million syndicated facility due in 2016, which it will use mainly to refinance short-term debt and fund working-capital needs. Currently, Gruma maintains ample headroom on the financial covenants established in its credit facilities.

Recovery analysis
We assigned Gruma's $300 million fixed-rate perpetual notes a 'BB-' foreign-currency rating (at the same level as the corporate credit rating). The recovery rating is '3', indicating our expectation of meaningful recovery (50%-70%) in the event of payment default.

Outlook
The outlook is positive. A longer track record of prudent corporate governance and risk management and a stronger liquidity from internal cash-flow generation could lead to an upgrade. We expect Gruma to maintain an adjusted total debt-to-EBITDA ratio of less than 3.0x (without considering any cash flow from the Venezuelan operations) despite higher expected capital expenditures, working-capital needs, and dividend payments that may require additional external financing in the following years. A negative action is possible if the current raw-material price volatility leads to a higher-than-expected deterioration in the company's profitability and leverage, specifically leading to an EBITDA margin of less than 7% or an adjusted total debt-to-EBITDA ratio of more than 4.0x.

Ratings List

Upgraded; CreditWatch/Outlook Action

                                                            To                                  From
GRUMA, S. A. B. de C. V.
Corporate Credit Rating                 BB-/Positive/--             B+/Watch Pos/--
Senior Secured                                BB-                               B+/Watch Pos
Recovery Rating                               3                                   3 ''

GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.